Exhibit 99.1

BULLISH ANNOUNCES SIRIS TO ACQUIRE NON-CORE EQUINITI BUSINESS LINES

Cayman Islands – July 24, 2026 – Bullish (NYSE: BLSH), an institutionally focused global digital asset platform that provides market infrastructure and information services, today announced that an affiliate of Siris has exercised its previously disclosed option to acquire the following non-core business lines of Equiniti: EQ Retirement Solutions, EQ Customer Resolutions and Lenvi. The parties expect to negotiate definitive documents to effect the carve-out of the non-core business lines in parallel with the closing of Bullish’s previously announced purchase of Equiniti in January 2027, subject to customary closing conditions and required regulatory approvals. As previously disclosed at the time of the announced acquisition, the financial results of the non-core businesses have been excluded from all transaction disclosures.

Competition Law Clearances Received

Bullish further announced that its planned acquisition of Equiniti has received necessary competition law clearances from the United Kingdom, the United States, and Germany.

"The clearances we've received are an important part of the regulatory approvals required for the transaction, and we remain fully committed to what this combination makes possible," said Tom Farley, CEO of Bullish. "Bringing together Equiniti's deep-rooted issuer relationships and regulated transfer agent infrastructure with Bullish's blockchain-native platform creates something that doesn't exist today, a fully integrated, institutional-grade operating system for tokenized securities."

About the Transaction

As announced on May 5, 2026, the $4.2 billion transaction will unite Equiniti, the system of record for nearly 3,000 blue-chip public companies, serving 20 million shareholders and processing $500 billion in annual payments, with Bullish's end-to-end tokenization infrastructure and CoinDesk's media, data, and research capabilities. The transaction remains subject to remaining regulatory approvals and customary closing conditions, with closing expected in January 2027.

Media contact:

media@bullish.com

About Bullish

Bullish (NYSE: BLSH) is an institutionally focused global digital asset platform that provides regulated market infrastructure and information services. This includes Bullish Exchange – an institutionally focused digital assets spot and derivatives exchange, integrating a high-performance central limit order book matching engine with automated market making to provide deep and predictable liquidity. Bullish Europe is regulated under MiCAR as a crypto asset service provider offering spot trading and custody services for digital assets.

Bullish is the parent company of CoinDesk, a leading provider of digital asset media and information services. CoinDesk's offerings include: CoinDesk Indices – a collection of tradable proprietary and single-asset benchmarks and indices that track the performance of digital assets for global institutions in the digital assets and traditional finance industries; CoinDesk Data – a broad suite of digital asset market data and analytics, providing real-time insights into prices, trends and market dynamics; and CoinDesk Insights – a digital asset media and events provider and operator of coindesk.com, a digital media platform that covers news and insights about digital assets, the underlying markets, policy and blockchain technology.

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Use of Websites to Distribute Material Company Information

We use the Bullish Investor Relations website (investors.bullish.com) and our X account (x.com/bullish) to publicize information relevant to investors, including information that may be deemed material, in addition to filings we make with the U.S. Securities and Exchange Commission (SEC) and press releases. We encourage investors to regularly review the information posted on our website and X account in addition to our SEC filings and press releases to be informed of the latest developments.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Sentences containing words such as "believe," "intend," "plan," "may," “will,” "expect," "should," "could," "anticipate," "estimate," "predict," "project," or their negatives, or other similar expressions of a future or forward-looking nature generally should be considered forward-looking statements and include, without limitation, statements and information relating to the acquisition of Equiniti, the future financial or operating performance, business strategy, and potential market opportunity of Bullish, Equiniti or the combined companies, and expectations related to the growth and adoption of tokenized securities and blockchain technology. Such forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Bullish, are inherently uncertain and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause results to differ from those expressed in our forward-looking statements include, but are not limited, to the satisfaction of the conditions to closing the acquisition and combination in the anticipated timeframe or at all, the failure to obtain necessary regulatory approvals, the ability to realize the anticipated benefits of the combination, the ability to successfully integrate the business, litigation or regulatory actions related to the acquisition and combination, disruption from the acquisition and combination and its impact on our ability to grow our business and operations, including in new geographic locations, the costs or expenditures associated therewith, competition in our industry, and the evolving rules and regulations applicable to digital assets, tokenization and our industry. You should not place undue reliance on any such forward-looking statements, which speak only as of the date they are made, and Bullish undertakes no duty to update these forward-looking statements.